AH 3-1-2005

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05036683

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.F.C.G. SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 E. 30th AVE.
(No. and Street)

SPOKANE (City) WA (State) 99203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES K. WILSON 509.456.2526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDIRMID, MIKKELSEN & SECREST
(Name – *if individual, state last, first, middle name*)

926 W. SPRAGUE AVE. SUITE 300 (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 18 2005
WASH. D.C.
152

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/2

OATH OR AFFIRMATION

I, JAMES K. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFG. SECURITIES, INC., as of 12/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL
Title

Michelle L. [signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.F.C.G. SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of W.F.C.G. Securities, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.F.C.G. Securities, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen, & Secrest P.S.

January 29, 2005
Spokane, Washington

W.F.C.G. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004 and 2003

ASSETS	2004	2003
Cash	$ 1,048	$ 37,211
Commissions receivable	13,906	15,142
Federal income tax receivable	5,309	
Officer advance	42,755	41,904
Receivable from related party	10,000	
Marketable securities owned	71,300	62,052
Property and equipment	18	54
	$ 144,336	$ 156,363
LIABILITIES AND STOCKHOLDER'S EQUITY		
Business taxes payable	$ 669	$ 648
Payable to related party		2,500
Income taxes payable		3,663
	669	6,811
Stockholder's equity:		
Common stock, $1 par value:		
Authorized, 100 shares;		
Issued and outstanding, 80 shares	80	80
Additional paid-in capital	6,280	6,280
Retained earnings	137,307	143,192
	143,667	149,552
	$ 144,336	$ 156,363

The accompanying notes are an integral part of the finacial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF OPERATIONS
for the years ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	**$ 178,842**	$ 203,739
Investment gain	**3,303**	2,007
Interest/dividend income	**3,795**	2,783
	185,940	208,529
Expenses:		
Officer's compensation and payroll taxes	**179,979**	169,107
Regulatory fees	**5,682**	4,148
Business taxes and licenses	**2,763**	3,012
Professional fees	**3,280**	3,884
Travel expenses	**1,500**	
Office supplies	**394**	1,341
Interest expense		114
Depreciation	**36**	1,163
	193,634	182,769
Income (loss) before federal income taxes	**(7,694)**	25,760
Federal income taxes (benefit)	**(1,809)**	3,663
Net income (loss)	**$ (5,885)**	$ 22,097

The accompanying notes are an integral part of the finacial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended December 31, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2003	80	$ 80	$ 6,280	$ 121,095	**$ 127,455**
Net income				22,097	**22,097**
Balances, December 31, 2003	80	80	6,280	143,192	**149,552**
Net loss				(5,885)	**(5,885)**
Balances, December 31, 2004	**80**	**$ 80**	**$ 6,280**	**$ 137,307**	**$ 143,667**

The accompanying notes are an integral part of the finacial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CASH FLOWS

for the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ (5,885)	$ 22,097
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	36	1,163
Change in assets and liabilities:		
Commissions receivable	1,236	(4,340)
Federal income tax receivable	(5,309)	
Officer advance	(851)	(680)
Receivables from related party, net	(12,500)	21,500
Marketable securities owned, net	(9,248)	(5,800)
Business taxes payable	21	(13)
Income taxes payable	(3,663)	3,377
Net cash provided by (used in) operating activities	(36,163)	37,304
Cash flows from financing activities:		
Principal payments on note payable		(9,886)
Net increase (decrease) in cash	(36,163)	27,418
Cash at beginning of year	37,211	9,793
Cash at end of year	$ 1,048	$ 37,211
Supplemental schedule of cash paid for:		
Income taxes	$ 7,225	$ 286
Interest		114

The accompanying notes are an integral part of the finacial statements.

W.F.C.G. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on September 14, 1993 to operate as a broker/dealer engaging in mutual fund transactions. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities that are owned by the Company are stated at market value. The resulting difference between cost and market value (or fair value) is included in income.

Property and equipment are recorded at cost. Depreciation is computed using the straight line and accelerated methods over estimated useful lives of three to seven years.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. At December 31, 2004 and 2003 there was $71 and $51, respectively in the segregated cash account. The amount is included in cash on the financial statements. There is no minimum balance required in this reserve account at December 31, 2004 and 2003.

Continued

3. Property and Equipment:

Property and equipment as of December 31, 2004 and 2003 is summarized as follows:

	2004	2003
Office equipment	$18,361	$18,361
Less accumulated depreciation	18,343	18,307
	$ 18	$ 54

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $61,389 and $83,093 at December 31, 2004 and 2003, respectively. The Company's net capital ratio was .01 to 1 and .08 to 1 at December 31, 2004 and 2003, respectively.

5. Retirement Plan:

The Company has adopted the Northern Capital Management, Inc., Profit Sharing Plan and Trust as a participating employer with Northern Capital Management, Inc., a related entity. The plan covers all eligible employees of both companies and includes a 401(k) provision. Employees can defer up to100% of compensation with the Company matching the participant's deferral up to the first 3% of compensation and 50% of the next 2% of compensation. W.F.C.G. Securities, Inc. made no contribution to the plan for the years ended December 31, 2004 and 2003.

Continued

6. Related Party Transactions:

The Company has shared payroll expenses with Northern Capital Management, Inc., which is owned 100% by the stockholder of W.F.C.G. Securities, Inc. At December 31, 2004 the Company had a receivable due from Northern Capital Management, Inc., in the amount of $10,000. There was no receivable balance due at December 31, 2003. The total expenses reimbursed by the Company to Northern Capital Management, Inc. were $179,979 and $169,107 for the years ended December 31, 2004 and 2003, respectively.

7. Federal Income Taxes:

Differences between actual federal income taxes and anticipated federal income taxes at statutory rates result principally from nondeductible expenses for federal income tax purposes. At December 31, 2004 the Company incurred a net operating loss of $12,055 which generated a $1,809 income tax benefit. The Company also has an unused capital loss carryforward of $43,224 which expires in 2007. This capital loss carryforward can only be used to offset realized capital gains. Accordingly, a deferred tax asset has not been recognized.

8. Outstanding Warrant:

At December 31, 2004 and 2003, the Company had an outstanding warrant for the purchase of 10% of the Company's shares at $50. The warrant became exercisable July 31, 2002 and has no expiration date.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of W.F.C.G. Securities, Inc. as of and for the year ended December 31, 2004 and have issued our report thereon dated January 29, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen, & Secrest, P.S.

January 29, 2005
Spokane, Washington

W.F.C.G. SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Net capital:		
Stockholder's equity:		
Common stock	$ 80	
Additional paid-in capital	6,280	
Retained earnings	137,307	
Total stockholder's equity		**$ 143,667**
Deductions:		
Non-allowable assets:		
CRD cash account	71	
Commission receivables	13,906	
Federal income tax receivable	5,309	
Receivable from related party	10,000	
Officer advance	42,755	
Property and equipment	18	
		72,059
Net capital before haircut on securities position		**71,608**
Haircuts on securities		**10,219**
Net capital		**61,389**
Minimum net capital required		**5,000**
Excess net capital		**$ 56,389**
Aggregate indebtedness:		
Business taxes payable		**$ 669**
Ratio of aggregate indebtedness to net capital		**.01 to 1**

W.F.C.G. SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

W.F.C.G. Securities, Inc. is exempt from Rule 15c3-3.

W.F.C.G. SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2004

Net capital:	
Net capital as reported on FOCUS REPORT	$ 66,554
Audit adjustments:	
Decrease in cash	(9,000)
Increase in investments	1,798
Increase in business taxes payable	(669)
Decrease in payable to related party	2,500
Increase in haircut	206
Net capital which should have been reported	$ 61,389
Net capital as computed on page 10	$ 61,389
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	$ 2,500
Audit adjustments:	
Increase in business taxes payable	669
Decrease in payable to related party	(2,500)
Aggregate indebtedness which should have been reported	$ 669
Aggregate indebtedness as computed on page 10	$ 669

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of W.F.C.G. Securities, Inc. for the year ended December 31, 2004, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5-(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
W.F.C.G. Securities, Inc.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than theses specified parties.

McDirmid, Mikkelsen, & Secrest, P.S.

January 29, 2005
Spokane, Washington